

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Ernest Hemple
Chief Executive Officer
Hoop Street Center I Corp
20715 S 184th Place
Queen Creek, AZ 85142

> **Re: Hoop Street Center I Corp**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed February 18, 2021**
> **File No. 024-11349**

Dear Mr. Hemple:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2021 letter.

Amendment No. 5 to Offering Statement on Form 1-A

Marketing and Promotion, page 26

1. We note your response and revised disclosure in response to Comment 2. Where you discuss marketing your deal after your offering statement is qualified, please remove references to the requirements of Rule 255, as that rule only applies to solicitations of interests and other communications prior to the time the offering statement is qualified. Further, please remove your references to traditional forms of advertising after your offering statement is qualified, as TV and radio advertisements are not permitted under Rule 251(d)(1)(iii), once your offering statement has been qualified.

General

2.   We note your response and the revisions to your website in response to Comment 3. While you have removed references to Top Golf and specific projected returns, you continue to state that "Hoop Street Center is projected to earn as much or more than the biggest sport centers." Please remove this language or tell us why it is appropriate to mention projected earnings given your limited operating history and that you have not generated any revenues to date. We also note that you intend to include an active hyperlink to your final offering statement, but have not provided an active hyperlink to your preliminary offering statement that is currently filed. In this regard, we note the company's obligation to include an active hyperlink to its most current preliminary offering statement if the company will be soliciting indications of interest prior to qualification pursuant to Rule 255. Finally, please revise the language in the legend at the bottom of your landing page to comply with Rules 251(d) and 255 of Regulation A. The language in the first paragraph on the top of your cover page could be added to your website to meet these requirements.

      Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Adam Wardel, Esq.